BLM Forecasts Decision Date for Lost Creek Project

LITTLETON, Colo., Sept. 2, 2011 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) The U.S. Bureau of Land Management (BLM) has conveyed to Ur-Energy (or the "Company") its schedule for the completion of an Environmental Impact Statement (EIS) for the Lost Creek Project in order to satisfy its obligations under the National Environmental Policy Act.  The BLM also indicated that it anticipates completion of the Record of Decision for the Lost Creek Plan of Operations early in the summer of 2012.  In order to meet this time frame, the BLM is incorporating by reference portions of the analysis prepared in the Nuclear Regulatory Commission's SEIS, and tiering off of that analysis where applicable.

The anticipated timing of the BLM approval complements the Company's existing sales agreement and expectation to deliver significant uranium production into the market in 2013.  With the receipt of a detailed and well thought-out work plan from the BLM, the Company is preparing to break ground on the Lost Creek ISR facilities in mid-summer 2012.  Construction will last approximately six to nine months and will be followed immediately by production from the first mine unit.

"We are pleased to learn that the BLM has set a firm time frame for the completion of its review," states Wayne Heili, President and CEO.  "The level of analysis and detail of the work plan gives us confidence that the BLM will complete its review on this schedule.  Like the NRC which issued its license for Lost Creek last month, I anticipate that the BLM will determine that the Lost Creek Project will be allowed to move forward."

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy's website is www.ur-energy.com.

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., receipt of and related timing of approval of the BLM Plan of Operations; timing for commencement and completion of construction of the Lost Creek facility; timing and amount of production and delivery of uranium under current sales agreement) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.

CONTACT:  Rich Boberg, Director, Investor and Public Relations, +1-303-269-7707, +1-866-981-4588, rich.boberg@ur-energyusa.com, or Wayne Heili, President and CEO, +1-307-265-2373, 866-981-4588, wayne.heili@ur-energyusa.com, both of Ur-Energy Inc.